SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 28, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor or other complex materials, process engineering, consulting and training, including ongoing customer support and after-sales service.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership requirements for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

The deposition process technologies include Metal-Organic Chemical Vapor Deposition („MOCVD”) for the deposition of compound materials for the production of LEDs, Power Electronics or processors. For the thin film deposition for organic electronics applications, AIXTRON offers Polymer Vapor Phase Deposition (“PVPD™”), Organic Vapor Phase Deposition (“OVPD®”) especially for large area deposition for Organic Light Emitting Diodes („OLED”) applications and thin film encapsulation technologies. Plasma Enhanced Chemical Vapor Phase Deposition („PECVD”) is also being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”). Additionally, MOCVD technology is applied to deposit compound materials for the development of future logic devices.

The Company’s R&D capability remains of important strategic significance, as it provides for a competitive, state-of-the-art technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets in the fields of Power Electronics, Organic Semiconductors and next generation Memory and Logic applications.

Environmental protection and the responsible use of resources are an essential part of AIXTRON’s business strategy. The Company’s engineers work on improving AIXTRON’s systems continuously, both in terms of resource conservation and environmental-friendly design and function. The implementation of an energy management system implemented on Company level according to DIN EN ISO 50001:2011 contributes to the efficient use of energy and the careful use of resources.

2. Macroeconomic and Industry Developments

Macroeconomic developments

A slight setback of global economic growth in the first quarter of 2015 has resulted in a downward revision to global growth for 2015. Nevertheless, the underlying growth drivers in advanced economies — easy financial conditions, more neutral fiscal policy in the euro area, lower fuel prices, and improving confidence and labor market conditions — remain intact. Meanwhile, growth slowdown in emerging and developing countries remains the result of factors including lower commodity prices, tighter financial conditions, structural bottlenecks or geopolitical factors. Consequently, the International Monetary Fund (IMF) in its World Economic Outlook Update (published July 9, 2015) has reduced its global growth forecast for 2015 by 0.2 percentage points to 3.3% (2014:3.4%). While growth in the advanced economies is now projected at 2.1% (previously: 2.4%) the emerging and developing countries are expected to grow by 4.2% (previously: 4.3%). Some downside risks to the predicted growth include geopolitical tensions, the current transition of the Chinese economy or renewed financial stress in the euro area.

However, overall AIXTRON does not expect the global economic environment to negatively affect its business development in 2015.

With the positive economic development in the U.S. and the expansive monetary policy of the European Central Bank, reflected in the launch of a EUR 1 trillion bond buying program in March 2015, the US dollar exchange rate has seen a further significant improvement in the first quarter of 2015, reaching its peak at approximately 1.05 USD/EUR in mid-March. In the second quarter, based on some weaker than expected economic data from the U.S. the exchange rate saw a rebound up to approximately 1.15 USD/EUR. Compared to the previous year’s closing price of 1.217 USD/EUR, the US dollar exchange rate at the end of the second quarter improved to 1.1143 USD/EUR. Compared to the second quarter 2014 (closing price: 1.3692 USD/EUR) the US dollar strengthened by approximately 19%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first six months of 2015 was 1.12 USD/EUR (Q1/2015: 1.16 USD/EUR; Q2/2015: 1.10 USD/EUR). Thus, compared to the same period of the previous year (H1/2014: 1.37 USD/EUR), the average US dollar exchange rate was up about 19%, having a respectively positive effect on AIXTRON’s US dollar denominated revenue and earnings in the first half-year 2015.

Industry developments

As the LED price erosion continues, cost-efficient production will remain an important factor for LED producers worldwide to lower their manufacturing costs. In its report (“The Worldwide Market for LEDs: Market Review and Forecast 2015”) the independent market research firm Strategies Unlimited projected the packaged LED market to reach USD 22 billion by 2019. A 7% CAGR based on revenues of USD 15.6 billion recorded in 2014 that compares to the previous year’s projection of USD 25.9 billion in revenues in 2018 and a CAGR of 13% for the five-year period from 2013 to 2018. However, the demand for LEDs is still poised for solid growth and the reduced revenue forecast is solely due to the ongoing price erosion. The major growth driver is LED lighting whose market share is expected to increase from 34% in 2014 to 45% in 2019. This coincides with other research results from Strategies Unlimited saying that LED lamp revenues are expected to more than double from USD 7 billion in 2014 to USD 15 billion in 2019.

3. Business Performance and Key Developments

Demand for LED chips is growing due to an increasing penetration of LED technology in the lighting market and the demand of LEDs for displays, with high utilization rates at many LED producers. Despite that, orders and shipments in the first half-year remained slow.

AIXTRON’s total order intake (including spares & service) in the second quarter 2015 increased 6% year-on-year and 7% sequentially to EUR 52.5m in the second quarter (Q2/2014 incl. spares & service: EUR 49.7m; Q1/2015 incl. spares & service: EUR 48.9m; H1/2015 incl. spares & service: EUR 101.4m; H1/2014 incl. spares & service: EUR 99.2m). The equipment order backlog of EUR 91.2m as at June 30, 2015 was 37% higher than at the same point in time in 2014, and 15% higher than the Q1/2015 backlog (Q2/2014: EUR 66.4; Q1/2015: EUR 79.0).

Revenues at EUR 40.4m in Q2/2015 were 13% lower than the previous year and remained stable compared to the previous quarter (Q2/2014: EUR 46.2m; Q1/2015: EUR 40.3m). On a half-yearly basis, H1/2015 revenues were down by 10% from the previous year (H1/2015: EUR 80.7m; H1/2014: EUR 90.1m).

On an annual comparison, second quarter cost of sales* at EUR 36.8m (Q2/2014: EUR 33.6m; Q1/2015: EUR 31.5m) was up 10% year-on-year and sequentially it was up 17% compared to the previous quarter, both mainly due to the ongoing production qualification processes of the AIX R6 MOCVD tool and the corresponding actual and anticipated modification costs and inefficiencies resulting from these processes. On a half-yearly basis, cost of sales was virtually stable at EUR 68.3m (H1/2014: EUR 67.6m).

This resulted in Q2/2015 gross profit* of EUR 3.6m, down 71% year-on-year (Q2/2014: EUR 12.6m; Q1/2015: EUR 8.8m; H1/2015: EUR 12.4m; H1/2014: EUR 22.6m). The gross margin* in Q2/2015 was 9% (Q2/2014: 27%; Q1/2015: 22%; H1/2015: 15%; H1/2014: 25%).

In Q2/2015, operating costs* in Q2/2015 at EUR 21.5m were slightly lower in a year-on-year comparison and higher sequentially, which was mainly due to higher research and development costs as well as a lower positive currency related impact on other operating income (Q2/2014: EUR 23.2m; Q1/2015: EUR 17.6m). In a half-yearly comparison, operating costs were down 11% from EUR 44.0m in H1/2014 to EUR 39.1m in H1/2015.

EBITDA in the second quarter 2015 was EUR -15.3m compared to EUR -6.4m in the previous quarter which was mainly related to the above mentioned factors. EBITDA in the first half of 2015 came in at EUR -21.8m, which is a sequential improvement compared to the second half of 2014 (H2/2014: EUR -27.9m; Q2/2014: EUR -6.3m; Q1/2015: EUR -6.4m; H1/2014: EUR -13.4m).

As a result of the above-mentioned developments, Q2/2015 EBIT was at EUR -17.9m (Q2/2014: EUR -10.6m; Q1/2015: EUR -8.8m; H1/2015: EUR -26.7m; H1/2014: EUR -21.5m).

The net result for Q2/2015 amounted to EUR -18.1m (Q2/2014: EUR -11.6m; Q1/2015: EUR -9.5m; H1/2015: EUR -27.6m; H1/2014: EUR -23.4m).

The operating cash flow in Q2/2015 amounted to EUR 3.7m (Q2/2014: EUR -15.3m; Q1/2015: EUR -10.1m; H1/2015: EUR -6.4m; H1/2014: EUR -25.1m), mainly due to advance payments from customers. The free cash flow** in Q2/2015 was EUR -0.1m (Q2/2014: EUR -17.5m; Q1/2015: -12.1m; H1/2015: EUR -12.3m; H1/2014: EUR -31.3m).

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 255.4m as of June 30, 2015, which is EUR 12.7m below the EUR 268.1m recorded on December 31, 2014. The difference from the free cash flow stems mainly from currency effects of cash held in US-Dollars and the acquisition of PlasmaSi, Inc. in April 2015. The Company did not have any bank borrowings.

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

**  2015 free cash flow adjusted for acquisition effects (upfront payments and loan)

4. Results of Operations

4.1. Development of Revenues

During the first six months of 2015, AIXTRON recorded total revenues of EUR 80.7m, a decrease of EUR 9.4m or 10% compared to the same period last year (H1/2014: EUR 90.1m) reflecting the ongoing qualification process of the AIX R6 MOCVD tool. Compared to the previous quarter, revenues in Q2/2015 remained stable at EUR 40.4m (Q1/2015: EUR 40.3m).

Equipment revenues in H1/2015 were EUR 57.9m (H1/2014: EUR 66.8m), representing 72% of the total H1/2015 revenues (H1/2014: 74%). In the second quarter 2015, equipment revenues amounted to EUR 28.8m (Q2/2014: EUR 34.7m). In a quarterly sequential comparison, equipment revenues remained stable (Q1/2015: EUR 29.1m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first half-year 2015 are predominantly used by the silicon industry. The next biggest end-market in terms of revenues for AIXTRON equipment in the first half-year of 2015 was equipment which is being used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and general lighting applications.

The remaining revenues were generated by the sale of spares and service and were 28% of total revenues in H1/2015 (H1/2014: 26%; Q2/2015: 29%; Q1/2015: 28%).

	2015		2014
Revenues by Equipment, Spares &	H1		H1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	57.9	72	66.8	74	-8.9	-13
Other revenues (service, spare parts, etc.)	22.8	28	23.3	26	-0.5	-2
Total	80.7	100	90.1	100	-9.4	-10

79% of total revenues in H1/2015 were generated by sales to customers in Asia which is stable compared to the previous year (H1/2014: 79%; Q1/2015: 82%). Meanwhile, 11% of revenues in H1/2015 were generated in Europe (H1/2014: 16%; Q1/2015: 13%) and the remaining 10% in the Americas (H1/2014: 5%; Q1/2015: 5%).

	2015		2014
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	63.7	79	71.4	79	-7.8	-11
Europe	9.1	11	14.5	16	-5.4	-37
Americas	7.9	10	4.2	5	3.7	88
Total	80.7	100	90.1	100	-9.4	-10

4.2. Development of Results

	2015		2014
	H1		H1 restated*		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	68.3	85	67.6	75	0.7	1
Gross profit	12.4	15	22.6	25	-10.2	-45
Operating costs	39.1	48	44.0	49	-4.9	-11
Selling expenses	6.3	8	6.4	7	-0.1	-2
General and administration expenses	8.5	11	9.6	11	-1.1	-11
Research and development costs	27.6	34	29.2	32	-1.6	-6
Net other operating (income) and expenses	(3.3)	-4	(1.3)	-1	(2.0)	-154

In a yearly comparison, cost of sales* in H1/2015 remained largely stable year-on-year at EUR 68.3m (85% of revenues) compared to EUR 67.6m (75% of revenues) in H1/2014). Sequentially, cost of sales was up from EUR 31.5m (78% of revenues) in Q1/2015 to EUR 36.8m (91% of revenues) in Q2/2015 which was mainly due to actual and anticipated modification costs and corresponding inefficiencies resulting from the ongoing production qualification processes of the AIX R6 MOCVD tool.

Against this background, the Company’s gross profit* in H1/2015 fell year-on-year to EUR 12.4m (H1/2014: EUR 22.6m), resulting in a gross margin of 15% (H1/2014: 25%). In a quarterly comparison, the gross profit in Q2/2015 decreased sequentially to EUR 3.6m (Q1/2015: EUR 8.8m), due to higher cost of sales at stable revenues. Consequently, the Q2/2015 gross margin* came down sequentially by 13 percentage points to 9% (Q1/2015: 22%; Q2/2014: 27%).

Operating costs* in H1/2015 of EUR 39.1m were reduced by 11% year-on-year compared to EUR 44.0m in H1/2014. In a quarterly sequential comparison, operating costs increased to at EUR 21.5m (Q1/2015: EUR 17.6m), because of higher research and development costs and lower positive currency effects mainly stemming from less movement in the USD/EUR exchange rate.

The operating cost development was influenced by the following single factors:

Selling expenses* in H1/2015 remained stable year-on-year in absolute terms at EUR 6.3m (H1/2014: 6.4m) and relative to revenues at 8% (H1/2014: 7%). Sequentially, selling expenses decreased by 10% and amounted to EUR 3.0m (Q1/2015: EUR 3.3m). In Q2/2015, selling expenses relative to revenues was stable sequentially at 7% (Q1/2015: 8%).

In H1/2015, general and administration expenses were down by 11% year-on-year to EUR 8.5m (H1/2014: EUR 9.6m). In Q2/2015, general and administration expenses were stable sequentially at EUR 4.2m (Q1/2015: EUR 4.3m).

Research and development costs in H1/2015 decreased by 6% year-on-year to EUR 27.6m (H1/2014: EUR 29.2m). Sequentially, R&D costs in Q2/2015 at EUR 14.6m (Q1/2015: EUR 12.9m) were up 13%, which was mainly related to OLED activities, including the activities of the newly consolidated PlasmaSi, Inc.

Examples of recently started R&D activities in the reporting period include the graphene-based research project “GRAPHICA” and the power electronic research project “ALMA”, both funded by the European Commission and partially by the German government (GRAPHICA), The target of “GRAPHICA” is to develop a Silicon-technology compatible graphene synthesis method. The “Alma” project plans to enable the development of heat management strategies and models for applications in power electronics.

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

	2015	2014
Key R&D Information	H1	H1	+/-
R&D expenses (million EUR)	27.6	29.2	-6%
R&D expenses, % of sales	34	32
R&D employees (period average)	271	279	-3%
R&D employees, % of total headcount (period average)	36	36

Net other operating income and expenses in the first half-year of 2015 resulted in an income of EUR 3.3m (H1/2014: EUR 1.2m income; Q1/2015: EUR 3.0m income), mainly due to positive currency effects. In Q2/2015, net other operating income and expenses were lower sequentially at EUR 0.3m compared to positive EUR 3.0m in Q1/2015 mainly due to slightly negative currency related effects from less movement in the USD/EUR exchange rate.

In H1/2015, AIXTRON recorded a net currency income of EUR 2.6m (H1/2014: income of EUR 0.5m) from currency transaction and translation differences of balance sheet positions.

EUR 0.7m of R&D grants received in H1/2015 (H1/2014: EUR 0.6m; Q2/2015: EUR 0.4m; Q1/2015: EUR 0.2m), were recorded as other operating income.

At EUR -21.8m EBITDA in the first half-year 2015 was lower against the previous year (H1/2014: EUR -13.4m) and sequentially (Q2/2015: EUR -15.3m; Q1/2015: EUR -6.4m) mainly due to the higher cost of sales reported in Q2/2015.

The operating result (EBIT) decreased in a year-on-year comparison from EUR -21.5m in H1/2014 to EUR -26.7m in H1/2015. Compared to the previous quarter, the operating result in Q2/2015 was down to EUR -17.9m due to the higher cost of sales and operating costs in the quarter (Q1/2015: EUR -8.8m).

Due to the above mentioned developments, result before taxes decreased from EUR -20.8m in H1/2014 to EUR -26.2m in H1/2015, The result before taxes includes a net finance income of EUR 0.5m in H1/2015 (H1/2014: EUR 0.7m; Q2/2015: EUR 0.2m; Q1/2015: EUR 0.2m). In Q2/2015, the result before taxes was at EUR -17.7m (Q1/2015: EUR -8.5m).

In H1/2015, AIXTRON recorded a country specific tax expense of EUR 1.3m (H1/2014: EUR 2.6m tax expense; Q2/2015: EUR 0.4m tax expense; Q1/2015: EUR 0.9m tax expense).

The Company’s net result decreased year-on-year from EUR -23.4m in H1/2014 to EUR -27.6m in H1/2015. In Q2/2015, the net result amounted to EUR -18.1m (Q1/2015: EUR -9.5m).

4.3. Development of Orders

Equipment Orders	2015	2014	+/-
(in EUR million)	H1	H1	m EUR	%
Total order intake incl. spares & services	101.4	99.2	2.2	2
Equipment order backlog (end of period)	91.2	66.4	24.8	37

As a matter of internal policy, the 2015 US dollar based equipment order intake and backlog are recorded at the current 2015 budget exchange rate of 1.25 USD/EUR (2014: 1.35 USD/EUR). In order to better reflect industry practice, Management has decided to start reporting total order intake including spares & service from January 1st, 2015 rather than continuing to report equipment order intake only. For comparison reasons, previous figures have been adopted to this new policy. Due to the generally quick turnaround of spares & services into revenues, the equipment order backlog figures will remain unchanged and continue to include equipment orders only.

In H1/2015, total order intake including spares & service was virtually stable year-on-year at EUR 101.4m (H1/2014: EUR 99.2m incl. spares & service). In Q2/2015, order intake came in at EUR 52.5m improving by 8% sequentially (Q1/2015: EUR 48.9m incl. spares & service).

The equipment order backlog of EUR 91.2m as at June 30, 2015 was 37% higher than the EUR 66.4m at the same point in time in 2014, and 15% higher than the Q1/2015 backlog of EUR 79.0m. The majority of the backlog is due for shipment in 2015.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. the receipt of a firm written purchase order,

2. the receipt of the agreed deposit,

3. accessibility to the required shipping documentation,

4. a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company did not have any bank borrowings as of June 30, 2015.

Total equity as of June 30, 2015 decreased by EUR 17.2m to EUR 398.6m compared to December 31, 2014 mainly due to the loss incurred which was partially offset by positive currency translation effects. The equity ratio at 74% as of June 30, 2015, showed a decrease compared to 78% as of December 31, 2014, reflecting the results of the period.

The AIXTRON Group’s capital expenditures for the first six months of 2015 amounted to EUR 7.4m (H1/2014: EUR 6.2m), of which EUR 7.0m (H1/2014: EUR 5.9m) related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 255.4m (EUR 124.1m + EUR 131.3m cash deposits) as of June 30, 2015 compared to EUR 268.1m (EUR 116.6m + EUR 151.5m cash deposits) as of December 31, 2014 also reflecting the acquisition of PlasmaSi, Inc. in April 2015.

The value of property, plant and equipment was higher at EUR 80.6m as of June 30, 2015 (EUR 77.3m as of December 31, 2014) mainly due to additions of laboratory equipment.

The value of goodwill was at EUR 77.1m as per June 30, 2015, with additional EUR 12.3m compared to EUR 64.8m as per December 31, 2014. The difference was mainly related to the acquisition of PlasmaSi, Inc. in April 2015 and to exchange rate fluctuations. There were no impairments in the first half-year of 2015.

The value of other intangible assets also increased to EUR 5.7m as per June 30, 2015 (EUR 2.5m as per December 31, 2014) mainly because of the PlasmaSi, Inc. acquisition in April 2015.

The value of other current assets increased from EUR 7.7m as per December 31, 2014 to EUR 8.7m as per June 30, 2015 mainly due to short term timing effects.

Inventories, including raw materials, unfinished and finished goods, increased to EUR 85.8m as per June 30, 2015, compared to EUR 81.7m as of December 31, 2014, mainly as a result of a higher order backlog.

Advance payments from customers increased by EUR 28.2m to EUR 95.1m as of June 30, 2015 compared to EUR 66.9m as of December 31, 2014, reflecting a higher order backlog.

Trade receivables were at EUR 23.5m as of June 30, 2015 (December 31, 2014: EUR 26.3m).

Other current provisions were down EUR 6.3m from EUR 28.1m as of December 31, 2014 to EUR 21.8m as of June 30, 2015, largely reflecting the execution of the restructuring program.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Market positioning of the new AIX R6 MOCVD tool for LED manufacturing.

•                  Increased usage of GaN based devices for energy efficient Power Electronics.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications, e.g. in emerging hybrid and electrical automotive as well as in photovoltaic transistor applications.

•                  Development of next generation NAND and DRAM memory devices.

Mid- to Long Term

•                  Increasing use of LEDs for industrial lighting.

•                  Progress in the development of large area OLED devices requiring efficient deposition technologies.

•                  Progress in the development of flexible and rigid OLED devices requiring thin-film encapsulation.

•                  Further progress in the development of GaN-on-Silicon LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e.g. substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2014 and in the section “Risk Factors” in AIXTRON’s 2014 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 24, 2015. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first six months of 2015, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2014 Annual Report/20-F Report referred to above.

7. Outlook

For ALD equipment to produce memory chips, Management expects an increase of demand in 2015. Management also sees near term equipment growth potential from an increasing penetration of GaN- and SiC-based power devices. The expected growth in the second half of 2015 will also be driven by an increased demand for equipment based on the Company’s patented Planetary Reactor® platform for applications such as LEDs, lasers, telecommunications and power electronics.

For LEDs, global demand continues to increase driven by the increasing adoption of LEDs for general lighting and other applications. At the same time, LED prices continue to decline. For AIXTRON LED equipment, customers are deferring their decision on investments into additional manufacturing capacity due to the ongoing production qualification processes of the AIX R6 MOCVD tool. However, Management continues to generally expect stronger demand for more productive MOCVD-production equipment driven by further increasing LED adoption for different applications in conjunction with further LED price declines driving LED lighting penetration and the requirement for more productive equipment.

Based on the first half 2015 results and the current assessment of AIXTRON’s latest revenue forecast, including risks and opportunities and supported by the backlog Management reiterates its February revenue forecast of EUR 220 to 250 million for fiscal year 2015, based on the assumption of current USD/EUR exchange rates. Included in this guidance are expected shipments of AIX R6 MOCVD tools which still depend on successfully reaching customer specific milestones within their individual production qualification processes.

As evidenced in H1/2015 the overall financial performance in fiscal year 2015 will be impacted by the successful positioning and production qualification of the AIX R6 MOCVD tool and its production ramp up. Additionally, the performance is influenced by demand for AIXTRON’s other equipment technologies.

Management expects to reach EBITDA break-even within the second half of 2015. Year-on-year, EBIT and net result are expected to improve but to remain negative for the full year 2015.

Management will continue its activities to increase efficiency with a particular emphasis on costs, margin contributions and the allocation of funds. R&D costs will remain at high levels due to the execution of crucial R&D projects for its future technologies for OLED, Power Electronics, Logic, etc.

Management continues to expect that AIXTRON will not require any external bank debt financing in 2015. Furthermore, the Company will also retain its strong equity base in the foreseeable future.

As of June 30, 2015, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	H1/2015	H1/2014	+/-
		Restated

Revenues	80,663	90,149	-9,486
Cost of sales	68,270	67,598	672
Gross profit	12,393	22,551	-10,158

Selling expenses	6,257	6,419	-162
General administration expenses	8,514	9,642	-1,128
Research and development costs	27,565	29,234	-1,669
Other operating income	4,414	1,345	3,069
Other operating expenses	1,151	93	1,058
Operating result	-26,680	-21,492	-5,188

Finance Income	456	664	-208
Finance Expense	0	0	0
Net Finance Income	456	664	-208
Result before taxes	-26,224	-20,828	-5,396

Taxes on income	1,341	2,610	-1,269
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-27,565	-23,438	-4,127

Basic earnings per share (EUR)	-0.25	-0.21	-0.04
Diluted earnings per share (EUR)	-0.25	-0.21	-0.04

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	H1/2015	H1/2014	+/-

Loss	-27,565	-23,438	-4,127

Currency translation adjustment	9,992	1,553	8,439
Other comprehensive income	9,992	1,553	8,439
Total comprehensive income attributable to equity holders of AIXTRON SE	-17,573	-21,885	4,312

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	June 30, 2015	Dec 31, 2014
Assets
Property, plant and equipment	80,603	77,299
Goodwill	77,079	64,813
Other intangible assets	5,702	2,458
Other non-current assets	443	382
Deferred tax assets	4,251	4,120
Tax assets	117	117
Total non-current assets	168,195	149,189
Inventories	85,770	81,694
Trade receivables less allowance kEUR 1,001 (2014: kEUR 945)	23,510	26,324
Current tax receivables	655	543
Other current assets	8,707	7,723
Other financial assets	131,283	151,494
Cash and cash equivalents	124,125	116,580
Total current assets	374,050	384,358
Total assets	542,245	533,547

Liabilities and shareholders’ equity

Subscribed capital Number of shares: 111,571,158 (2014: 111,591,036)	111,571	111,591
Additional paid-in capital	372,228	371,781
Retained earnings	-98,367	-70,802

Income and expenses recognized in equity	13,124	3,132
Total shareholders’ equity	398,556	415,702
Other non-current liabilities	2,591	62
Other non-current accruals and provisions	1,158	1,206
Deferred tax liabilities	34	34
Total non-current liabilities	3,783	1,302
Trade payables	12,558	16,397
Advance payments from customers	95,136	66,928
Other current provisions	21,803	28,057
Other current liabilities	8,380	3,192
Current tax liabilities	2,029	1,969
Total current liabilities	139,906	116,543
Total liabilities	143,689	117,845
Total liabilities and shareholders’ equity	542,245	533,547

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	H1/2015	H1/2014
Cash inflow/outflow from operating activities
Net income for the period (after taxes)	-27,565	-23,438	-4,127
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	614	218	396
Depreciation and amortization expense	4,924	8,082	-3,158
Net result from disposal of property, plant and equipment	103	28	75
Deferred income taxes	163	-385	548

Change in
Inventories	-2,002	-6,091	4,089
Trade receivables	4,440	-2,343	6,783
Other assets	-565	1,296	-1,861
Trade payables	-4,956	706	-5,662
Provisions and other liabilities	-8,592	-7,779	-813
Non-current liabilities	-49	-147	98
Advance payments from customers	27,103	4,714	22,389
Cash inflow/outflow from operating activities	-6,382	-25,139	18,757

Cash inflow/outflow from investing activities
Payments related to acquisitions	-6,214	0	-6,214
Capital expenditures in property, plant and equipment	-7,003	-5,888	-1,115
Capital expenditures in intangible assets	-371	-338	-33
Proceeds from disposal of fixed assets	33	105	-72
Bank deposits with a maturity of more than 90 days	22,488	-13,793	36,281
Cash inflow/outflow from investing activities	8,933	-19,914	28,847

Cash inflow/outflow from financing activities
Own shares acquired	-250	-250	0
Proceeds from issue of equity shares	60	84	-24
Cash inflow/outflow from financing activities	-190	-166	-24

Effect of changes in exchange rates on cash and cash equivalents	5,184	593	4,591
Net change in cash and cash equivalents	7,545	-44,626	52,171
Cash and cash equivalents at the beginning of the period	116,580	167,454	-50,874
Cash and cash equivalents at the end of the period	124,125	122,828	1,297

Interest paid	0	-17	17
Interest received	585	400	185
Income taxes paid	-1,150	-4,859	3,709
Income taxes received	81	6,438	-6,357

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expenses recognized directly in equity		Shareholders’ equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE
					Total
Balance at January 1, 2015	111,591	371,781	3,132	-70,802	415,702
Share based payments		617			617
Transactions with shareholders
Own shares acquired	-35	-215			-250
New shares issued	15	45			60
Net income for the period				-27,565	-27,565
Other comprehensive income			9,992		9,992
Total comprehensive income			9,992	-27,565	-17,573
Balance at June 30, 2015	111,571	372,228	13,124	-98,367	398,556

			Income and expenses recognized directly in equity		Shareholders’ equity
	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE
					Total
Balance at January 1, 2014	111,535	370,842	-8,683	-8,291	465,403
Share based payments		221			221
Transactions with shareholders
Own shares acquired	-26	-224			-250
New shares issued	14	70			84
Net income for the period				-23,438	-23,438
Other comprehensive income			1,553		1,553
Total comprehensive income			1,553	-23,438	-21,885
Balance at June 30, 2014	111,523	370,909	-7,130	-31,729	443,573

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan), PlasmaSi, Inc., Fremont, California (USA) and Genus Trust, Sunnyvale, California (USA). In comparison with December 31, 2014, there have been no changes to the consolidated group of companies except for the acquisition of PlasmaSi, Inc.

The Company has reclassified warranty expenses from Selling Expenses to Cost of Sales. This classification is the usual practice in the semiconductor equipment industry. H1/2014 Selling Expenses have been reduced by EUR 898k and Cost of Sales increased by the same amount. Apart from the above mentioned change, the accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014.

As in previous years, the consolidated interim financial report was not audited according to §317 HGB or reviewed by a certified auditor.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	Americas	Group
Revenues realized with third parties	H1/2015	63,648	9,149	7,866	80,663
	H1/2014	71,388	14,556	4,205	90,149
Segment assets (property, plant and equipment)	30/06/15	2,164	72,501	5,938	80,603
	31/12/14	2,209	73,113	1,977	77,299

3. Stock Option Plans

In the first six months of 2015, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Jun 30, 2015	Exercised	Expired/Forfeited	Allocation	Dec 31, 2014
Stock options	3,070,065	20,625	201,206	0	3,291,896
Underlying shares	3,070,065	20,625	430,949	0	3,521,639

4. Employees

The total number of employees decreased from 782 on June 30, 2014 to 759 persons on June 30, 2015.

	2015		2014		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	138	18	156	20	-18	-12
Europe	495	65	503	64	-8	-2
USA	126	17	123	16	3	2
Total	759	100	782	100	-23	-3

	2015		2014		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales	63	8	66	8	-3	-5
Research and Development	261	34	287	37	-26	-9
Manufacturing and Service	332	44	327	42	5	2
Administration	103	14	102	13	1	1
Total	759	100	782	100	-23	-3

5. Management

As compared to December 31, 2014, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2015.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. PlasmaSi, Inc.

On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi Inc. (California, USA), obtaining control of the company. PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin, light weight and flexible barrier films through its proprietary technology which is particularly well suited to OLED displays. In combining AIXTRON’s OVPD technology with PlasmaSi’s innovative approach, the Company will be able to add significant value in the production of flexible OLED applications.

The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are:

€000s
Cash & Cash equivalents	1,470
Property, plant & equipment	52
Other current assets	25
Identifiable intangible assets	3,724
Other current liabilities	-3,079
Other non-current liabilities	-2,619
Contingent consideration	-3,889
Total identifiable liabilities	-4,316

Goodwill	12,000

Total consideration	7,684

Satisfied by:
Cash paid	7,684

Cash consideration	7,684
Less: cash acquired	-1,470
Net cash outflow arising on acquisition	6,214

During March 2015, AIXTRON made a short term loan to PlasmaSi, Inc. of USD 1.65m which is included in the other current liabilities assumed. The cash acquired of EUR 1.47m is effectively the cash needed to repay this loan to AIXTRON.

The goodwill arising on the acquisition of EUR 12m is underpinned by a number of elements which individually cannot be quantified. The most significant of these is the competitive advantage gained from AIXTRON’s complimentary products. None of the goodwill is expected to be deductible for tax purposes.

Contingent consideration of EUR 3.9m is payable if specified sales milestones are achieved. The contingent consideration has been valued at its gross contractual amount because all payments are expected be made within 12 months.

If the acquisition had taken place at the beginning of the reporting period in which the acquisition occurred (January 1, 2015), on a pro forma basis, there would have been no material effect on the sales of the Group and the net loss would have increased by EUR 0.9m.

The accounting for the acquisition is not yet complete as the fair values of the assets and liabilities acquired will be finalized during the remainder of 2015.

8. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2015.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2015 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, July 28, 2015

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: July 28, 2015